UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1


                                  SBARRO, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------

                                   805844-10-7
--------------------------------------------------------------------------------
                                 (Cusip Number)


                                 Bruce Berkowitz
                        100 Jericho Quadrangle, Suite 212
                             Jericho, New York 11753
                                  212-319-4100

                                 with copies to:

                               Joseph F. Mazzella
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                  617-345-9800

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  April 6, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 2  of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL V, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           4,567
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      4,567
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  879,567*
                                                            * See Items 5 and 6
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.285%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00 - LIMITED LIABILITY COMPANY
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 3  of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL VI, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           315,495
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      315,495
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  465,495*
                                                            * See Items 5 and 6
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.267%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00 - LIMITED LIABILITY COMPANY
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 4  of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  GOTHAM CAPITAL VII, LLC
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           412,502
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      412,502
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  412,502
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.01%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  00 - LIMITED LIABILITY COMPANY
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP NO. 805844-10-7               SCHEDULE 13D            Page 5  of 10 Pages
--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JOEL M. GREENBLATT
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      122,083
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           732,564
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             122,083
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      732,564
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,879,647*
                                                            * See Items 5 and 6
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                         [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.156%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN Individual
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  805844-10-7               SCHEDULE 13D            Page 6  of 10 Pages
           -----------                                      --------------------



This Amendment No. 1 amends and supplements the Schedule 13D filed on March 4, 1999.



Item 1 through Item 4.   No Changes





                            [Continued on Next Page]

CUSIP No.  805844-10-7               SCHEDULE 13D            Page 7  of 10 Pages
           -----------                                      --------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)and (b) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

      JOEL M. GREENBLATT*

      (a) Amount Beneficially Owned:  1,879,647*
                                    --------------------------------------------
      (b) Percent of Class:   9.156%
                             ---------------------------------------------------
      (c) Number of shares as to which such person has:

           (i)sole power to vote or to direct the vote:   122,083
                                                         -----------------------
          (ii)shared power to vote or to direct the vote:  732,564
                                                          ----------------------
         (iii)sole power to dispose or to direct the disposition of:  122,083
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of: 732,564
                                                                      ----------

      GOTHAM CAPITAL V, LLC

      (a) Amount Beneficially Owned:      879,567@
                                     -------------------------------------------
      (b) Percent of Class:     4.285%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:    0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:   4,567
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of:  4,567
                                                                       ---------


      Gotham Capital VI, LLC

      (a) Amount Beneficially Owned:  465,495**
                                     -------------------------------------------
      (b) Percent of Class:   2.267%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:  315,495
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of: 315,495
                                                                        --------

      Gotham Capital VII, LLC

      (a) Amount Beneficially Owned:  412,502
                                     -------------------------------------------
      (b) Percent of Class:   2.01%
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   0
                                                         -----------------------
          (ii) shared power to vote or to direct the vote:  412,502
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of:   0
                                                                      ----------
          (iv) shared power to dispose or to direct the disposition of: 412,502
                                                                        --------

-------
*Shares reported for Joel M. Greenblatt include shares beneficially owned by each of the Gotham Entities, which may be deemed to be controlled by Mr. Greenblatt who is the Manager thereof.

#1,025,000 of the total 1,879,647 shares reported in this Item 5 and on Line 11 on page 5 above are subject to certain equity swap transactions more particularly described in Item 6 below. Mr. Greenblatt disclaims beneficial ownership of such shares.

@875,000 of the total 879,567 shares reported in this Item 5 and on Line 11 on page 2 above are subject to certain equity swap transactions more particularly described in Item 6 below. Mr. Greenblatt disclaims beneficial ownership of such shares.

**150,000 of the total 465,495 shares reorted in this Item 5 and on Line 11 on page 3 above are subject to certain equity swap transactions more particularly described in Item 6 below. Gotham VI disclaims beneficial ownership of such shares.

CUSIP No.  805844-10-7                                       Page 8  of 10 Pages
           -----------                                       -------------------

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 20,528,309 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended October 4, 1998.

         (c) The following are acquisitions (dispositions) of Common Stock of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons (all such transactions were effected on the open market except as otherwise indicated).


   Reporting Person/
   Controlled Entity            Date            No. of Shares      Price Per Share ($)           Total ($)
   -----------------            ----            -------------      -------------------           ---------
  Joel M. Greenblatt          02/17/99              41,500               23.5000                 975,250.00
                              03/15/99              82,783(b)              N/A                      N/A
                              03/19/99              (2,200)              25.7500                  56,650.00

   Gotham Capital V           02/17/99             100,000               23.5000               2,350,000.00
                              02/26/99               3,200               25.0000                  80,000.00
                              02/26/99              17,000               24.9988                 424,979.60
                              02/26/99              23,800               24.9271                 593,264.98
                              03/01/99               6,600               25.0000                 165,000.00
                              03/03/99             (92,471)(a)             N/A                      N/A
                              03/15/99             (94,760)(a)             N/A                      N/A
                              03/31/99            (500,000)(c)           26.6350              13,317,500.00
                              04/01/99            (375,000)(c)           26.4475               9,917,812.50

   Gotham Capital VI          02/17/99              50,000               23.5000               1,175,000.00
                              03/15/99             (23,505)(a)             N/A                      N/A
                              03/31/99            (150,000)(c)           26.6350               3,995,250.00


  Gotham Capital VII          02/17/99              47,000               23.5000               1,104,500.00
                              02/26/99               1,500               25.0000                  37,500.00
                              02/26/99               8,000               24.9988                 199,990.40
                              02/26/99              11,200               24.9271                 279,183.52
                              03/01/99               3,100               25.0000                  77,500.00



(a)      Distribution(s) to withdrawing member(s)
(b)      Receipt of distribution in-kind from Gotham Entities
(c) Transfer in connection with entry into equity swap transactions described in Item 6. The Reporting Person disclaims all beneficial ownership of such shares.

CUSIP No.  805844-10-7                                       Page 9  of 10 Pages
           -----------                                       -------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

GothamV and Gotham VI entered into a swap transaction with NationsBank, N.A. or an affiliate thereof effective April 6, 1999 pursuant to a Standard ISDA Master Agreement. The aggregate 650,000 shares of the Issuer reported in Item 5(c)above as being transferred on March 31, 1999, were transferred to NationsBank in connection with the equity swap on such number of shares.

Gotham V also entered into swap transactions with each of NationsBank, N.A. and Deutsche Bank Scurities effective April 7, 1999. The aggregate 375,000 shares of the Issuer reported in Item 5(c) above as being transferred on April 1,1999, were transferred to NationsBank (125,000 shares) and Deutsche Bank Securities (250,000 shares) in connection with the equity swaps on such number of shares.

Item 7.    No changes

CUSIP No.  805844-10-7                                       Page 10 of 10 Pages
           -----------                                       -------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                       GOTHAM CAPITAL V, LLC


                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, Manager


                                       GOTHAM CAPITAL VI, LLC

                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, Manager


                                       GOTHAM CAPITAL VII, LLC

                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, Manager



                                       By: /s/ Joel M. Greenblatt
                                           -------------------------------------
                                           Joel M. Greenblatt, individually


Dated as of: April 19, 1999